Articles of Amendment
To
Articles of Incorporation
Of
WOWI, INC.
Document Number: P15000009860

Pursuant to the provisions of §607.1006, Fla. Stat., WOWI, Inc., a Florida Profit Corporation, adopts the following amendment(s) to its Articles of Incorporation:

E. Amending Article IV - Shares

The Corporation is authorized to issue, in addition to common stock and Series A Preferred Stock heretofore authorized, one share of Series B Super-voting Preferred Stock, which shall from time to time and at any time have the right to cast such number of votes on any matter, including the election of directors, submitted to the stockholders for vote or approval equal to the total number of issued and outstanding voting securities of all classes at such time, not including the one share of Series B Super-voting Preferred Stock, and adding one thousand votes to such total number.

Adoption of Amendment(s): The amendment was adopted, upon the recommendation of the board of directors, by the shareholders by written consent in accordance with the provisions of § 607.0704, Fla. Stat. The number of votes cast for the amendment(s) by the shareholders was sufficient for approval.

Dated: December 8, 2016

FILED
2016 DEC 19 PM 2:07
SECRETARY OF STATE
TALLAHASSEE, FLORIDA

By: Anthony C Russo

Anthony Russo
Chief Executive Officer
Duly authorized hereunto

File: WOWI / Articles Amended 2016 Dec 8, 2016.docx